UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 19, 2021

BOWX ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39419	85-1144904
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2400 Sand Hill Rd., Suite 200 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip Code)

(650) 352-4877

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A common stock and one-third of one redeemable warrant	BOWXU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	BOWX	The Nasdaq Stock Market LLC
Redeemable warrants, warrant exercisable for one Class A common stock at an exercise price of $11.50 per whole share	BOWXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders

On October 19, 2021, BowX Acquisition Corporation (“BowX”) held a special meeting of its stockholders (the “Special Meeting”) in connection with BowX’s previously announced business combination with WeWork Inc., a Delaware corporation (“WeWork”), and BowX Merger Subsidiary Corp., a Delaware corporation and wholly owned subsidiary of BowX, pursuant to that certain Agreement and Plan of Merger, dated as of March 25, 2021, and the transactions contemplated thereby.

At the close of business on September 14, 2021, the record date for the Special Meeting, there were an aggregate of 48,300,000 shares of BowX Class A common stock, par value $0.0001 per share (the “Class A Stock”), and 12,075,000 shares of BowX Class B common stock, par value $0.001 per share (the “Class B Stock”), outstanding, each of which were entitled to one vote with respect to each proposal. At the opening of the Special Meeting, there were at least 35,772,021 shares of Class A Stock present in virtually or by proxy, which represented 74.1% of the shares of Class A Stock entitled to vote, and 12,075,000 shares of the Class B Stock present in virtually or by proxy, which represented 100% of the Class B Stock entitled to vote. Collectively, this constituted a quorum for the transaction of business. The proposals listed below are described in more detail in the definitive proxy statement/prospectus of BowX, which was filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2021 (the “Proxy Statement”). A summary of the voting results at the Special Meeting is set forth below:

The stockholders approved the Business Combination Proposal, each Organizational Documents Proposal, Stock Issuance Proposal, Equity Incentive Plan Proposal, The Director Election Proposal, ESPP Proposal and Adjournment Proposal (each as defined in the Proxy Statement).

The voting results for each proposal were as follows:

1. The Business Combination Proposal

Class	For	Against	Abstain	Broker Non-Vote
Class A Stock	34,763,123	1,000,680	8,218	0
Class B Stock	12,075,000	0	0	N/A
Total	46,838,123	1,000,680	8,218	0

2. Organizational Documents Proposal A

Class	For	Against	Abstain	Broker Non-Vote
Class A Stock	33,899,216	1,857,314	15,491	0
Class B Stock	12,075,000	0	0	N/A
Total	45,974,216	1,857,314	15,491	0

3. Organizational Documents Proposal B

Class	For	Against	Abstain	Broker Non-Vote
Class A Stock	34,488,514	1,274,189	9,318	0
Class B Stock	12,075,000	0	0	N/A
Total	46,563,514	1,274,189	9,318	0

4. Organizational Documents Proposal C

Class	For	Against	Abstain	Broker Non-Vote
Class A Stock	28,186,368	7,575,551	10,102	0
Class B Stock	12,075,000	0	0	N/A
Total	40,261,368	7,575,551	10,102	0

5. Organizational Documents Proposal D

Class	For	Against	Abstain	Broker Non-Vote
Class A Stock	34,491,693	1,270,770	9,558	0
Class B Stock	12,075,000	0	0	N/A
Total	46,566,693	1,270,770	9,558	0

6. Director Election Proposal

Director	Class A For	Class B For	Total For	Withheld	Broker Non-Vote
Marcelo Claure	34,479,049	12,075,000	46,554,049	1,292,972	0
Michel Combes	33,921,475	12,075,000	45,996,475	1,850,546	0
Bruce Dunlevie	34,471,991	12,075,000	46,546,991	1,300,030	0
Sandeep Mathrani	34,079,643	12,075,000	46,154,643	1,692,378	0
Deven Parekh	34,465,975	12,075,000	46,540,975	1,306,046	0
Vivek Ranadivé	34,475,243	12,075,000	46,550,243	1,296,778	0
Kirthiga Reddy	34,467,685	12,075,000	46,542,685	1,304,336	0
Jeff Sine	34,478,232	12,075,000	46,553,232	1,293,789	0
Véronique Laury	34,439,585	12,075,000	46,514,585	1,332,436	0

7. The Stock Issuance Proposal

Class	For	Against	Abstain	Broker Non-Vote
Class A Stock	34,463,762	1,284,392	23,867	0
Class B Stock	12,075,000	0	0	N/A
Total	46,538,762	1,284,392	23,867	0

8. The Equity Incentive Plan Proposal

Class	For	Against	Abstain	Broker Non-Vote
Class A Stock	23,141,248	12,606,349	24,424	0
Class B Stock	12,075,000	0	0	N/A
Total	35,216,248	12,606,349	24,424	0

9. The ESPP Proposal

Class	For	Against	Abstain	Broker Non-Vote
Class A Stock	34,483,883	1,272,214	15,924	0
Class B Stock	12,075,000	0	0	N/A
Total	46,558,883	1,272,214	15,924	0

10. The Adjournment Proposal

Class	For	Against	Abstain	Broker Non-Vote
Class A Stock	34,249,601	1,507,398	15,022	0
Class B Stock	12,075,000	0	0	N/A
Total	46,324,601	1,507,398	15,022	0

Based on the results of the Special Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the transactions (the “Transactions”) contemplated by the Business Combination Agreement are expected to be consummated on October 20, 2021. Following the consummation of the Transactions, the common stock and warrants of New WeWork (as such term is defined in the Proxy Statement) are expected to begin trading on the New York Stock Exchange (the “NYSE”) under the symbols “WE” and “WE WS,” respectively, on October 21, 2021.

Item 7.01	Regulation FD Disclosure

On October 19, 2021, BowX and WeWork issued a press release announcing the results relating to the Special Meeting and the closing of the Transactions. A copy of the press release is being furnished herewith as Exhibit 99.1.

The information contained in this Current Report on Form 8-K pursuant to this Item 7.01, including the exhibit attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01	Other Events

Upon closing of the Transactions, WeWork is expected to receive approximately $1.3 billion in gross cash proceeds consisting of approximately $333.0 million from the trust account (the “Trust Account Proceeds”), $150.0 million from the Backstop Investment (as defined below and together with the Trust Account Proceeds, the “Combined Trust and Backstop Proceeds”) and $800.0 million from the PIPE Investment. $333.0 million from the Combined Trust and Backstop Proceeds is attributable to the amount remaining in the trust account after a total of 15,006,786 shares of Class A Stock were presented for redemption in connection with the Special Meeting (the “Redemptions”). The remaining $150,000,000 million from the Combined Trust and Backstop Proceeds is attributable to the BowX backstop subscription agreement (the “Backstop Subscription Agreement”) with DTZ Worldwide Limited, a wholly owned subsidiary of Cushman & Wakefield U.S., Inc., a Delaware corporation (the “Backstop Investor”), pursuant to which, and on the terms and subject to the conditions of which, the Backstop Investor has committed to subscribe for the number of shares of Class A Shares equal to the amount of the Redemptions, subject to a cap of 15,000,000 Class A Shares (the “Cap”), as previously disclosed on our Report on Form 8-K filed with the SEC on October 13, 2021. The purchase price for such Class A Shares is equal to $10.00 per share multiplied by the number of Redemptions, subject to the Cap, for an aggregate purchase price of up to $150,000,000 (the “Backstop Investment”). It is expected that, substantially concurrently with the closing of the Business Combination, the Backstop Investor will subscribe for 15,000,000 Class A Shares for $150,000,000.

Forward-Looking Statements

Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between WeWork and BowX include statements regarding the benefits and timing of the transaction, the anticipated timing of the trading of the combined company and expectations regarding the combined company’s position to serve the multi-trillion office space market and enable the future of work. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on WeWork’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of WeWork and potential difficulties in WeWork employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against WeWork or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or WeWork operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or WeWork’s business, WeWork’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and WeWork and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither WeWork nor BowX gives any assurance that either WeWork or BowX, or the combined company, will achieve its expectations.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated October 19, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

BOWX ACQUISITION CORP.

Date: October 19, 2021	By:	/s/ Vivek Ranadivé
	Name:	Vivek Ranadivé
	Title:	Chairman and Co-Chief Executive Officer

Exhibit 99.1

BowX Acquisition Corp. Announces Stockholder Approval of Business Combination with WeWork

•	Merger is expected to close on or around October 20, 2021

•	Transaction expected to provide WeWork with approximately $1.3 billion in cash, prior to expenses, full amount expected in initial agreement announced on March 26, 2021

•	Combined company to be named WeWork and will begin trading on the New York Stock Exchange under the ticker “WE” on October 21, 2021

MENLO PARK and NEW YORK, October 19, 2021 – BowX Acquisition Corp. (NASDAQ: BOWX, BOWXU, AND BOWXW) (“BowX”), a special purpose acquisition company, today announced that in a special meeting held today, its stockholders voted to approve its business combination with WeWork Inc. (“WeWork”), the leading flexible space provider. The business combination was supported by 97.9% of the votes cast at the meeting, representing approximately 77.6% of BowX’s outstanding shares.

The business combination is expected to provide WeWork with the previously announced gross cash proceeds of approximately $1.3 billion, which includes the cash held in the trust account, a fully committed PIPE and an equity backstop facility provided by Cushman & Wakefield. In addition, as previously disclosed, upon the closing of the business combination, WeWork will have access to up to $550,000,000 of senior secured debt in the form of 7.5% senior secured notes pursuant to its amended and restated master senior secured notes note purchase agreement with StarBright WW LP, an affiliate of SoftBank Group Corp.

BowX and WeWork will combine to create the leading publicly traded provider of flexible space and workplace management solutions, with a platform and global network that will ideally position the company to serve the multi-trillion office space market and enable the future of work.

The business combination is expected to close on October 20, 2021, subject to the satisfaction or waiver of all closing conditions. Following the close, WeWork and its common stock and warrants are expected to begin trading on the New York Stock Exchange under the ticker symbol “WE”, on October 21, 2021.

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About BowX Acquisition Corp.

BowX Acquisition Corp. is a Special Purpose Acquisition Company formed by management of Bow Capital, including Vivek Ranadivé, and Murray Rode. Bow Capital is a venture capital fund bridging the best of academia, business, and entertainment. Mr. Ranadivé has four decades of experience and is founder and managing director of Bow Capital, as well as previous founder and CEO of TIBCO. Mr. Rode is senior advisor of Bow Capital and former CEO of TIBCO, with over 30 years of experience in tech.

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About WeWork

WeWork was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since opening our first location in New York City, we’ve grown into a global flexible space provider committed to delivering technology-driven flexible solutions, inspiring spaces, and unmatched community experiences. Today, we’re constantly reimagining how the workplace can help everyone, from freelancers to Fortune 500s, be more motivated, productive, and connected.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between WeWork and BowX include statements regarding the benefits and timing of the transaction, the anticipated timing of the trading of the combined company and expectations regarding the combined company’s position to serve the multi-trillion office space market and enable the future of work. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on WeWork’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of WeWork and potential difficulties in WeWork employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against WeWork or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or WeWork operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or WeWork’s business, WeWork’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed

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by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and WeWork and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither WeWork nor BowX gives any assurance that either WeWork or BowX, or the combined company, will achieve its expectations.

Investors

Chandler Salisbury

investor@wework.com

Media

Nicole Sizemore / Julia Sullivan

press@wework.com

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